Exhibit 99.1

ASX ANNOUNCEMENT 25 November 2014 2014 Annual General Meeting Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached slide show presentation which will be delivered by its Chief Executive Officer, Ms. Alison Mew, at the Company’s 2014 Annual General Meeting to be held at approximately 10.40 am this morning in the “Treetops” Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia. FOR FURTHER INFORMATION PLEASE CONTACT Dr. Malcolm R. Brandon Chairman Genetic Technologies Limited (ABN 17 009 212 328) Telephone: +61 3 8412 7000 Genetic Technologies Limited Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Limited Annual General Meeting Tuesday, 25 November 2014

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Summary - major achievements since last AGM . Strategic Review of GTG business and growth opportunities . Phenogen strategic shift and focus on breast and imaging centers to accelerate growth . Development and launch of BREVAGenplus in October 2014 . Clinical Utility studies for BREVAGenplus designed – with payer and physician feedback . Divestment of Heritage genetic testing businesses to Specialist Diagnostics Services (a subsidiary of Primary Healthcare): completed November 2014. . Divestment of other non-core assets: – Gtech reverse merger to Simavita – ImmunAid share swap 3

Strategic Review . Board and Management review of company assets: –Heritage businesses – little opportunity for growth, sample numbers trending downwards –RareCellect – technology being superseded, patent portfolio costly, time limit on divestment activities –Divestment of other non-core assets –Licensing program – changing landscape in US courts, European up - front costs, patents at the end of life –BREVAGen – major asset with opportunity and scope for growth; rapid development of new generation product.

What is BREVAGenplus? . BREVAGenplus is a simple swab-based test that can help determine a woman’s risk of developing breast cancer . Genetic risk is combined with clinical risk from the Breast Cancer Risk Assessment Tool (“BCRAT”) to provide an integrated risk score . Molecular panel of over 70 SNPs (single nucleotide polymorphisms) identified from the Human Genome Project . Found in 25-50% of women, these SNPs are high frequency/low penetrance alleles . First test of its kind to be clinically validated to assess both five-year and lifetime risk for sporadic breast cancer . Validated and CLIA-approved for use in Caucasian women of European descent, Hispanic and African American women aged = 35 . Provides a >20% increase in accuracy over 1st generation BREVAGen

Launching BREVAGenplus . Launched 6 October 2014 . Featured on 17 news affiliates - television segments across the country . Radio news features and talkback health programs . Multimedia and websites eg. Yahoo! Finance, Reuters . Print media – trade publications, national and local news media . Social media – Facebook, Twitter, LinkedIn . Posters and pamphlets for physician offices . Logistics: swap of kits, training of clinic staff . Key validation data on Hispanics and African American populations - will be made available to physicians, prior to journal publication

Media Coverage . The BREVAGenplus logo with the tagline was seen on the Reuters billboard in Times Square from October 6 – 8. . To-date, the news release has resulted in: . 6,699 online views . 1,540 online video views . 32 total file downloads (images, video, etc.)

Field Sales Customer Mix: 65% ObGyns/Surgeons -- 35% Breast Centers Independent MDs High-Potential MD groups Breast/Imaging Centers Traditional Strategic 65% 35% Customer Type Regional Business Manager Regional Business Manager + Director Strategic Accounts ‘Key Account’ ‘Strategic Account’

Strategic Accounts: To commence Nov 2014– January 2015 Breast/Imaging Centers West Region East Region • Good Samaritan (CA) • Pink Lotus (CA) • St Johns (CA) • Aurora Breast Center (WI) • Creighton (NE) • Evergreen (WA) • St Luke’s (KS) • Exempla (CO) • Atlantic Healthcare System (NJ) • Breast Care Partners (NY) • VitalMD (FL) • KBEC (OH) • Capital Imaging (PA) • Pinnacle Breast Group (PA)

Spreading the Story: Conference Exhibits 2014 . Miami Breast Cancer Conference (Feb 2014) . National Consortium of Breast Centers (March 2014) . Take the Lead in Breast Cancer Care (April & Nov 2014) . American Society of Breast Surgeons (May 2014) . Sister’s Network: Annual National African-American Breast Cancer Conference (Oct 2014) . Nurse Practitioners in Women’s Health (Oct 2014) . Univ of Florida Symposium on Breast Disease (Feb 2014) . Next Generation of Breast Centers - IL(March 2014) . World Class Imaging Conference - NC (April 2014) . Survival Skills for Today's Gynecologist - NY (May 2014)

Spreading the Story: Conference Exhibits 2014(contd) . New Jersey OBGYN Society (June 2014) . Colorado ACOG Section Meeting (June 2014) . Utah Association of Genetic Counselors (June 2014) . Omnia Education Women’s Health Visit Series (Multiple metropolitan areas, 2014) . Advanced Practice in Primary Care – WA (Oct 2014) . Illinois Society for Advanced Practice Nurses (Oct 2014) . Baptist Health Breast Cancer Symposium – FL (Oct 2014) . Breast Cancer Symposium, Albany NY (Oct 2014) . Pinnacle Health OBGYN Conference – PA (Oct 2014)

Geographical Clustering of Samples: 2014

BREVAGen sample growth: Performance to date

Additional studies published to include: • Hispanic American • African American • Expanded SNP panel Clinical Utility Studies to drive MRI and/or chemoprevention Improved BREVAGen Reimbursement Contract directly with large Self-Insured Employer Groups Contract directly with Insurers Contracting with PPOs Inclusion of BREVAGen in NCCN Committee Guidelines Claim denials due to “Experimental and Investigational” Experimental and Investigational appeals package submitted Patient Protection Program underpins revenue received Reimbursement Improvement

Key Market Drivers . Validation and Clinical Utility - Additional clinical validation publications expected in early to mid 2015: - Expanded SNP panel, Caucasians, African American and Hispanic - Clinical utility studies, conducted in association with key breast centers, will increase reimbursement and speed of product uptake – to commence Q3 FY2015 . Market Awareness - KOL speaker program; Integrated web/social media; targeted regional media features - BREVAGenplus launch coincided with Breast Cancer Awareness month: Oct 2014 . Key Accounts (with a focus on Breast/Imaging Centers) - Establish and Grow . Reimbursement - Commence negotiations with Insurers once clinical utility studies provide supporting data

FY15-FY18: Bending the Curve 415 1542 3936 9300 16000 25000 41000 0 5000 10000 15000 20000 25000 30000 35000 40000 45000 Year 1 Year 2 Year 3 Year 4 (This FY) Year 5 Year 6 Year 7

Priorities for FY2015 . Strengthen the Phenogen sales team, focus on improving scalability and market awareness of BREVAGenplus . Find, establish and grow key accounts (breast centers, radiology centers) in the U.S. market . Monitor the release of 2nd generation BREVAGenplus to improve performance, expand market reach, increase market acceptance and brand awareness . Continue to work with payers (insurers) to improve reimbursement outcomes . Manage operating cost base and cash flow with the aim of maximising re-investment in product development and top line growth . Ensure adequate funding is available to meet objectives . Research and Development: Develop additional products for different disease states eg. colon cancer